33-84952-01

02059115

PE 9/2/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 19 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date September 25, 2002 By ____________________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

WHARF

Established 1886



THE WHARF (HOLDINGS) LIMITED

Interim Report to Shareholders 2002

www.wharfholdings.com

"Solid Recurrent Profits from Core"

HIGHLIGHTS OF GROUP RESULTS

- Unaudited Group profit of HK$1,202 million, +5.0% over last year.
- Earnings per share of HK$0.49, +4.3% over last year.
- Recurrent earning from main businesses HK$2,597 million, +8.8% (2001 : HK$2,386 million)

  Property investment 62% : HK$1,608 million, +8.6%, +HK$128 million
  Harbour City, including its hotels, and Times Square, representing 70% of the Group's business assets, reported an aggregate operating profit of HK$1,406 million, increase of HK$103 million or 8% from HK$1,303 million.

  Logistics 30% : HK$786 million, -2.8%, -HK$23 million
  Modern Terminals' profits were down by HK$59 million from 2001 because of Maersk's non-recurrent "one-off" net profit contribution in first half 2001 resulted from the relocation of container activities in Southeast Asia.

  Communications, Media and Entertainment 8% : *HK$203 million, +109.3%, +HK$106 million*
  i-CABLE reported 38% operating profit growth to HK$185 million while Wharf New T&T turnaround to profit of HK$3 million from loss of HK$44 million.

- Borrowing costs HK$383 million, -39.4%, -HK$249 million (2001: HK$632 million).
- Property development project and securities, including write down, reported a HK$291 million loss as compared to 2001 HK$56 million profit.
- Net asset value per share HK$22.27. Adjusted net asset value per share, basis previous average transaction prices of Modern Terminals and market value at June 30, 2002 of i-CABLE, is HK$27.16.
- Debt to total asset ratio at 23.7%. Debt to total asset ratio adjusted to 20.8% based on adjusted value of Modern Terminals and i-CABLE.

INTERIM DIVIDEND

The Board has declared an interim dividend of 28 cents (2001: 28 cents) per share in respect of the half-year period ended June 30, 2002, payable on Monday, November 4, 2002 to Shareholders on record as at October 21, 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2002

	Note	**Unaudited 30/06/2002 HK$ Million**	Unaudited 30/06/2001 HK$ Million
Turnover	2	**5,576**	5,803
Other net losses		**(1)**	(39)
		5,575	5,764
Direct costs and operating expenses		**(1,910)**	(2,247)
Selling and marketing expenses		**(225)**	(233)
Administrative and corporate expenses		**(254)**	(284)
Operating profit before depreciation, amortisation, interest and tax		**3,186**	3,000
Depreciation and amortisation		**(647)**	(527)
Operating profit	2	**2,539**	2,473
Borrowing costs	3	**(383)**	(632)
Net operating profit		**2,156**	1,841
Net other charges	4	**(247)**	–
Share of profits less losses of associates	5	**(112)**	(158)
Profit before taxation		**1,797**	1,683
Taxation	6(c)	**(285)**	(191)
Profit after taxation		**1,512**	1,492
Minority interests		**(310)**	(347)
Profit attributable to shareholders		**1,202**	1,145
Interim dividend proposed after the balance sheet date	7	**685**	685
Earnings per share			
Basic	8	**HK$0.49**	HK$0.47
Diluted	8	**HK$0.49**	HK$0.47

CONSOLIDATED BALANCE SHEET

As at June 30, 2002

	Note		Unaudited 30/06/2002 HK$ Million		Audited 31/12/2001 HK$ Million
Non-current assets					
Fixed assets					
Investment properties			**58,175**		57,147
Other properties, plant and equipment			**16,648**		17,298
			74,823		74,445
Goodwill			**408**		419
Long term deposits			**624**		468
Interest in associates			**4,178**		3,389
Long term investments			**1,372**		1,088
Deferred debtors			**474**		485
Deferred items			**469**		533
			82,348		80,827
Current assets					
Inventories		**2,620**		2,882	
Trade and other receivables	9	**875**		1,101	
Pledged deposits		**312**		288	
Listed debt securities		**544**		514	
Deposits and cash		**1,918**		2,852	
		6,269		7,637	
Current liabilities					
Trade and other payables	10	**(4,413)**		(5,125)	
Short term loans and overdrafts		**(2,031)**		(6,874)	
Taxation		**(398)**		(182)	
Dividend payable		**(1,223)**		–	
		(8,065)		(12,181)	
Net current liabilities			**(1,796)**		(4,544)
Total assets less current liabilities			**80,552**		76,283

CONSOLIDATED BALANCE SHEET (Continued)

As at June 30, 2002

	Note		Unaudited 30/06/2002 HK$ Million		Audited 31/12/2001 HK$ Million
Capital and reserves					
Share capital	11	**2,448**		2,447	
Reserves	12	**52,065**		52,198	
			54,513		54,645
Minority interests			**3,658**		3,730
Non-current liabilities					
Long term loans		**21,552**		17,019	
Deferred taxation		**460**		467	
Other deferred liabilities		**369**		422	
			22,381		17,908
Total equity and non-current liabilities			**80,552**		76,283

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2002

	Note	**Unaudited 30/06/2002 HK$ Million**	Unaudited 30/06/2001 HK$ Million (Restated)
Net cash inflow from operating activities		**2,239**	527
Net cash outflow relating to investing activities		**(2,589)**	(509)
Net cash outflow from financing activities		**(581)**	(82)
Decrease in cash and cash equivalents		**(931)**	(64)
Effect of foreign exchange rates		**(3)**	(2)
Cash and cash equivalents at January 1	1(c)	**2,852**	2,213
Cash and cash equivalents at June 30	1(c)	**1,918**	2,147
Analysis of the balance of cash and cash equivalents			
Deposits and cash		**1,918**	2,147

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2002

	Unaudited 30/06/2002 HK$ Million	Unaudited 30/06/2001 HK$ Million
Total equity as at January 1	**54,645**	57,950
Net losses not recognised in the consolidated profit and loss account	**(128)**	(123)
Profit attributable to shareholders	**1,202**	1,145
Final dividend approved in respect of previous year	**(1,223)**	(1,223)
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading securities		
– by company / subsidiaries	**3**	103
– by associates	**–**	(4)
Investments revaluation reserves transferred to the profit and loss account on impairment of non-trading securities		
– by company / subsidiaries	**5**	–
Goodwill transferred to the profit and loss account on disposal of subsidiaries and associates	**–**	301
	(13)	322
Exercise of share options	**9**	–
Total equity as at June 30	**54,513**	58,149

NOTES TO THE ACCOUNTS

1. BASIS OF PREPARATION OF THE ACCOUNTS

The unaudited consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" and Appendix 16 of Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended December 31, 2001 except for the changes in accounting policies as described below.

(a) SSAP 1 (Revised) "Presentation of financial statements"

The consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

(b) SSAP 11 (Revised) "Foreign currency translation"

The profit and loss accounts of foreign enterprises are translated into Hong Kong dollars at the weighted average exchange rates during the period. This is a change in accounting policy from prior years where these were translated at the exchange rates ruling at the balance sheet date. The effect of such change is not material to the accounts.

(c) SSAP 15 (Revised) "Cash flow statement"

A revised classification of activities from which cash flows are derived has been made.

With effect from January 1, 2002, with the introduction of SSAP 15 (Revised) "Cash flow statements", the Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement. The accounting policy has been adopted retrospectively. In adjusting prior year's figures, cash and cash equivalents as at January 1, 2001 and 2002 were restated and increased by HK$2 million and HK$10 million respectively. In addition, certain presentational changes have been made on adoption of SSAP 15 (Revised).

1. BASIS OF PREPARATION OF THE ACCOUNTS (Continued)

(d) SSAP 34 "Employee benefits"

Defined benefit schemes provide benefits to the employees based on their final pay and number of years of service. In prior years, contributions to defined benefit schemes were charged against profit and loss account in the period in which they were payable to the schemes. The contributions were determined based on the value of the retirement schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the scheme are held separately from those of the Group in independently administered funds.

On January 1, 2002, the Group adopted SSAP 34 "Employee benefits". In accordance with this standard, retirement benefit costs for defined benefit schemes are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The retirement benefit obligation is measured at the present value of the estimated future cash outflows by reference to the market yield on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the remaining service lives of employees. The effect of such change is not material to the accounts.

2. TURNOVER AND OPERATING PROFIT

(a) Segment information

Business segments	Segment Revenue 30/06/2002 HK$ Million	Segment Revenue 30/06/2001 HK$ Million (Restated)	Segment Results 30/06/2002 HK$ Million	Segment Results 30/06/2001 HK$ Million (Restated)
Property investment	**2,286**	2,226	**1,608**	1,480
Hong Kong	**1,880**	1,819	**1,489**	1,395
China	**105**	78	**24**	3
Hotels	**301**	329	**95**	82
Communications, media and entertainment ("CME")	**1,762**	1,463	**203**	97
Pay television	**877**	802	**154**	185
Internet and multimedia	**246**	132	**31**	(51)
i-CABLE	**1,123**	934	**185**	134
Telecommunications	**572**	463	**3**	(44)
Others	**67**	66	**15**	7
Logistics	**1,478**	1,552	**786**	809
Terminals	**1,260**	1,375	**709**	768
Other logistics business	**218**	177	**77**	41
	5,526	5,241	**2,597**	2,386
Property development	**99**	581	**3**	9
Investment and others	**186**	212	**65**	205
Inter-segment revenue *(Note)*	**(235)**	(231)	**–**	–
	5,576	5,803	**2,665**	2,600
Unallocated income and expenses			**(126)**	(127)
Operating profit			**2,539**	2,473
Borrowing costs			**(383)**	(632)
Net other charges				
Property development			**(204)**	–
Investment and others			**(43)**	–
Associates				
Property development			**(119)**	(167)
Investment and others			**7**	9
Profit before taxation			**1,797**	1,683

2. TURNOVER AND OPERATING PROFIT (Continued)

(a) Segment information (Continued)

Note: Inter-segment revenue eliminated on consolidation includes:

	30/06/2002 HK$ Million	30/06/2001 HK$ Million (Restated)
Property investment	**90**	92
Hong Kong	**88**	89
Hotels	**2**	3
CME	**44**	39
Pay television	**18**	15
Internet and multimedia	**1**	–
i-CABLE	**19**	15
Telecommunications	**20**	14
Others	**5**	10
Logistics	**8**	8
Investment and others	**93**	92
	235	231

Geographical segments

During the period, more than 90 per cent of the operations of the Group in terms of the above items was in Hong Kong.

2. TURNOVER AND OPERATING PROFIT (Continued)

(b) Operating profit is arrived at after charging:

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Depreciation		
– assets held for use under operating leases	**30**	22
– other assets	**496**	429
Amortisation of prepaid expenses and programming library	**110**	65
Amortisation of goodwill	**11**	11
Staff costs, including retirement scheme costs		
HK$58 million (2001: HK$58 million)	**991**	1,001
Auditors' remuneration	**4**	4
Cost of properties sold during the period	**88**	546
and crediting:		
Rental income less direct outgoings, including contingent rentals		
HK$26 million (2001: HK$40 million)	**1,536**	1,525
Interest income	**86**	110
Dividend income from listed securities	**24**	18
Dividend income from unlisted securities	**63**	10

3. BORROWING COSTS

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Interest on:		
Bank loans and overdrafts	**175**	402
Other loans repayable within five years	**147**	236
Other loans repayable after more than five years	**62**	92
Other borrowing costs	**64**	13
	448	743
Less: Amount capitalised	**(65)**	(111)
Net borrowing costs for the period	**383**	632

The Group's average borrowing cost for the period was 3.8% per annum (2001: 6.5% per annum).

4. NET OTHER CHARGES

Net other charges for the period under review comprise provisions of HK$204 million for properties under development and for sale and provisions of HK$43 million for impairment in value of investments.

5. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

Share of profits less losses of associates for both periods ended June 30, 2001 and 2002 principally comprises the attributable losses in respect of provisions for the impairment in value of the Bellagio development.

6. TAXATION

(a) The provision for Hong Kong profits tax is based on the profit for the period as adjusted for tax purposes at the rate of 16 per cent (2001: 16 per cent).

(b) Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

(c) Taxation in the consolidated profit and loss account represents:

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Hong Kong profits tax for the period	**235**	199
Underprovision for Hong Kong profits tax relating to prior years	**47**	–
Overseas taxation for the period	**8**	1
Deferred taxation	(7)	(9)
	283	191
Share of associates' Hong Kong profits tax for the period	**2**	–
	285	191

(d) None of the taxation payable in the balance sheet is expected to be settled after more than one year.

7. DIVIDENDS

(a) Dividends attributable to the period

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Interim dividend of 28 cents proposed after the balance sheet date (2001: 28 cents) per share	**685**	685

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved during the period

	30/06/2002 HK$ Million	30/06/2001 HK$ Million
Final dividend in respect of the previous financial year, approved during the period, of 50 cents (2001: 50 cents) per share	**1,223**	1,223

8. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the period of HK$1,202 million (2001: HK$1,145 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) in issue during the period.

The calculation of diluted earnings per share is based on earnings for the period of HK$1,202 million (2001: HK$1,145 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the period ended June 30, 2002 has no dilutive effect on the calculation of diluted earnings per share for the period ended June 30, 2002.

9. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at June 30, 2002 as follows:

	30/06/2002 HK$ Million	31/12/2001 HK$ Million
0 – 30 days	**317**	442
31 – 60 days	**170**	157
61 – 90 days	**36**	41
Over 90 days	**45**	52
	568	692

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

10. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at June 30, 2002 as follows:

	30/06/2002 HK$ Million	31/12/2001 HK$ Million
0 – 30 days	**153**	745
31 – 60 days	**65**	99
61 – 90 days	**71**	74
Over 90 days	**264**	311
	553	1,229

11. SHARE CAPITAL

	30/06/2002 No. of shares Million	31/12/2001 No. of shares Million	**30/06/2002 HK$ Million**	31/12/2001 HK$ Million
Authorised				
Ordinary shares of HK$1 each	**3,600**	3,600	**3,600**	3,600
Issued and fully paid				
Balance at January 1	**2,447**	2,446	**2,447**	2,446
Exercise of share options	**1**	1	**1**	1
Balance at June 30 / December 31	**2,448**	2,447	**2,448**	2,447

12. RESERVES

	Share premium HK$ Million	Capital redemption reserves HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million	Total HK$ Million
(a) Company and subsidiaries							
Balance at January 1, 2002	7,735	7	36,156	(10)	(235)	9,003	52,656
Dividends approved in respect of the previous year	–	–	–	–	–	(1,223)	(1,223)
Exercise of share options	8	–	–	–	–	–	8
Transferred to the profit and loss account on disposal of non-trading securities	–	–	–	3	–	–	3
Transferred to the profit and loss account on impairment of non-trading securities	–	–	–	5	–	–	5
Revaluation deficit – non-trading securities	–	–	–	(116)	–	–	(116)
Reclassification	–	–	(3)	–	3	–	–
Exchange reserves / others	–	–	–	–	(10)	–	(10)
Profit for the period	–	–	–	–	–	1,316	1,316
Balance at June 30, 2002	7,743	7	36,153	(118)	(242)	9,096	52,639
(b) Associates							
Balance at January 1, 2002	–	–	–	9	–	(467)	(458)
Revaluation deficit – non-trading securities	–	–	–	(2)	–	–	(2)
Loss absorbed for the period	–	–	–	–	–	(114)	(114)
Balance at June 30, 2002	–	–	–	7	–	(581)	(574)
Total reserves At June 30, 2002	7,743	7	36,153	(111)	(242)	8,515	52,065
At December 31, 2001	7,735	7	36,156	(1)	(235)	8,536	52,198

13. MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transactions during the period ended June 30, 2002:

(a) Loans totalling HK$4,587 million (31/12/2001: HK$3,697 million) advanced by the Group to certain associates, in proportion of the Group's respective shareholdings thereof, involved in the Bellagio and Sorrento property developments projects (as described in more detail in (b) and (c) below) are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1994 and 1997 from complying with the relevant connected transaction requirements (as set out in further detail under (b) and (c) hereunder). The net interest earned by the Group from these loans during the period is not material in the context of these accounts.

(b) As disclosed in Note 14(b), the Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of an associate under an agreement to develop the Bellagio property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company was HK$1,133 million (31/12/2001: HK$1,267 million).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1994.

(c) As disclosed in Note 14(c), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property.

The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company and a subsidiary was HK$392 million (31/12/2001: HK$866 million).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

14. CONTINGENT LIABILITIES

As at June 30, 2002:

(a) There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$22,822 million (31/12/2001: HK$29,849 million).

(b) The Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by a subsidiary of another associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company was HK$1,133 million (31/12/2001: HK$1,267 million).

(c) The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for a property development project by the subsidiary of an associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company and a subsidiary is HK$392 million (31/12/2001: HK$866 million).

(d) Forward exchange contracts amounting to HK$720 million (31/12/2001: HK$6,537 million) will mature in 2002.

15. COMMITMENTS

	30/06/2002 **HK$ Million**	31/12/2001 HK$ Million
(a) Capital commitments		
No provision has been made in the accounts for planned capital expenditure of	**4,108**	4,966
In respect of which contracts have been entered into for	**1,414**	1,858

(b) The Company's subsidiary, Modern Terminals Limited, together with certain other third parties, have entered into a Joint Development Agreement ("JDA") to jointly procure the construction of Container Terminal 9. The total cost of construction is estimated to be HK$4.8 billion and will be shared by respective parties at an agreed ratio as stipulated in the JDA. The financing of the construction cost is without recourse to the Company and other subsidiaries.

16. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies for cash and cash equivalents in the condensed consolidated cash flow statement and the condensed consolidated statement of recognised gains and losses is replaced by the condensed consolidated statement of changes in equity in order to comply with SSAPs 15 (revised) and 1 (revised) respectively. In addition, the presentation of certain comparative figures in the segment reporting as disclosed in Note 2 to the accounts has been reclassified to conform to the current period's presentation which management consider gives a better indication of the results of the Group for the period.

17. REVIEW OF UNAUDITED INTERIM ACCOUNTS

The unaudited interim accounts for the six months ended June 30, 2002 have been reviewed by the audit committee of the Company.

BUSINESS REVIEW AND PROSPECTS

HARBOUR CITY – 50 PER CENT OF GROUP TOTAL BUSINESS ASSETS

For the first six months of 2002, **Harbour City** generated HK$1.5 billion in total revenue.

Offices

Harbour City offices, excluding Tower 6 of Gateway II, maintained 90 per cent occupancy while average vacancy rates in Central and Tsimshatsui were approaching 10 and 15 per cent respectively. Overall activities were dominated by transactions below 10,000 square feet with keen upgrade demand coming from small/medium trading and manufacturing related tenants. The number of existing tenants showing needs for expansion increased.

Hotels and Service Apartments

The consolidated occupancy for the three Marco Polo Hotels at **Harbour City** stayed at 84 per cent, the same level recorded a year ago. Even though there was a double-digit increase in the number of visitor arrivals during the first half of 2002, the sizeable growth contributed by the China Mainland leisure segment had actually driven down yields to a certain extent. However, the performance of the corporate and business segment is expected to improve starting September as it moves towards the high season and as compared to last year after "911".

Gateway Apartments continued to perform well with average occupancy at 84 per cent while others in the market were mostly at 70-per cent level. More than 50 per cent of the tenants are multi-national corporate tenants and over half of the leases are for 12 months and above.

Retail

Harbour City's retail podium maintained its high occupancy at 98 per cent with around 700 retail and food outlets. This critical mass draws extremely heavy foot traffic, at average 130,000 per day, and **Harbour City** is considered by international brands and retail chains as a "must" in terms of retail presence while operating in the Hong Kong retail market. Following the opening of a 3,800-square-foot Prada store in August 2002, Yves Saint Laurent is going to launch its flagship store, with the size of 9,000 square feet, on Canton Road in late 2003. Other recently committed upmarket retailers include Bottega Veneta, Kate Spade, Sistyr Moon and Hysteric Mini. During the first six months of 2002, rental reversion stayed positive with double-digit rental increments recorded out of most renewals.

TIMES SQUARE – 20 PER CENT OF GROUP TOTAL BUSINESS ASSETS

For the first six months of 2002, **Times Square** generated HK$450 million in total revenue, about the same level when compared against the first half of 2001.

Offices

Times Square offices' average occupancy improved to 93 per cent. Anchor tenants including Shell Oil, AT&T, and Apple Computer have all renewed their tenancies. With these successful renewals accounting for more than half of the total expiring leases in 2002, **Times Square**'s office occupancy is expected to stay above the 93 per cent level for the remainder of the year.

Retail

The **Times Square** retail podium with more than 230 shops and retail outlets continued to enjoy a respectable occupancy rate of 96 per cent during the first half of 2002, despite a major re-merchandising programme undergoing on 8/F and 9/F. Leveraging on the success of the Electronics World on the 7/F, more "niche" brands and specialty stores are being acquired in order to expand this theme up to the 8/F. Due to tremendous market demand, the 9/F has also been repackaged and named as the Kids Kingdom. In terms of leasing area, 38 per cent of expiring tenancies this year have been successfully re-merchandised with more active retailers. Improvement and refinement of the retail trade mix on other floors will continue through the second half of 2002. The opening of two new restaurants, Wasabi Sabi and Water Margin, at the Food Forum is well received by the market and plans are underway to bring in more exciting food and beverage outlets. Similar to **Harbour City** retail, positive rental reversion was also achieved by **Times Square**'s retail section during the first half of 2002.

MODERN TERMINALS – 10 PER CENT OF GROUP TOTAL BUSINESS ASSETS

For the first six months of 2002, **Modern Terminals** handled altogether 1.57 million TEUs in Kwai Chung, representing a drop of 7.1 per cent against the same period in 2001 due to the absence of Maersk's one-off shift of containers from South East Asia which took place in the first half of 2001. However, as a result of the continuation of **Modern Terminals**' re-engineering process, the falling income was partially offset by more than 3 per cent savings in operating costs. Average tariff turned out to be fairly stable during the first half of the year.

The first berth of Container Terminal 9 will become operational in 2003. **Modern Terminals**' participation in Shekou Container Terminal phase 2 was finally agreed among all shareholders and the joint venture documentation was signed on July 16, 2002. The terminal is scheduled to be ready for operation during the fourth quarter of 2003.

Capital expenditure for the first half of 2002 amounted to HK$151 million, including capitalised interest of HK$1.8 million for the construction of Container Terminal 9.

CME – 10 PER CENT OF GROUP TOTAL BUSINESS ASSETS

i-CABLE

In a weak economy and a competitive operating environment, **i-CABLE** continued to report growth in the first half of 2002. Turnover increased by 20 per cent to HK$1,123 million and net profit grew by 34 per cent to HK$103 million when compared with the same period last year.

Pay TV

Anti-piracy measures continued, and were enhanced, in the first half of this year ahead of World Cup. They have proven to be helpful in arresting the decline in ARPU and revenue to enable Pay TV subscription revenue to recover to its previous peak in the first quarter of 2001 by the first quarter of 2002. That momentum continued into the second quarter amidst the World Cup fever. While total subscribers grew to 600,000, first half ARPU recovered to HK$244 from HK$239 a year ago and monthly churn eased back to 1.5 per cent.

Beginning in April, new channels to target the international communities and special interest groups were introduced with positive market response received. The total number of channels on offer is expected to increase to over 50 before the end of the year. In "mainstream" programming, the World Cup Carnival from May 31 to June 30 broke all viewership, subscription and airtime sales records in the history of CABLE TV. Besides, these activities have also served to enhance the brand name of CABLE TV in Hong Kong. The new HK$150 million Digital News Centre was commissioned by the Chief Executive of the HKSAR in April 2002.

Internet & Multimedia

The Broadband subscriber base increased from 160,000 to 192,000 during the first six months of 2002, which represented more modest growth than in 2001. On the back of rising competition, ARPU declined to HK$213 from HK$225 a year ago.

By the end of June, over 1.78 million households in about 10,000 buildings throughout the territory were already covered by **i-CABLE**'s Broadband network, an infrastructure that can only be matched by the incumbent telephone operator. Furthermore, the very favourable incremental cost structure of this business provides **i-CABLE** a clear competitive edge.

Capital expenditure for **i-CABLE** during the first half of 2002 amounted to HK$352 million, mainly for digital set-top boxes for the Pay TV service, network construction, cable modems and related equipment for the Broadband service, and the Digital News Centre commissioned in April 2002. That included an amount of HK$52 million relating to staff costs was capitalised for network construction.

Wharf New T&T

In the middle of a very weak economy and a global meltdown within the industry, the overall telecommunications market in Hong Kong contracted during the period under review. **Wharf New T&T** was able to continue to gain market share and control costs to report a healthy growth in customers, business volume, revenue and operating margin, based on the solid foundation and headstart built steadily in earlier years.

Wharf New T&T's installed base of fixed lines grew to 270,000 as at June 30, 2002, for a market share of over 7 per cent. This represented a net gain of 33,000 in 6 months and 86,000 in 12 months. Turnover increased by 24 per cent to HK$572 million from the first half of 2001 and gross profit increased by 43 per cent to HK$331 million (for a gross profit margin of 58 per cent, vs. 50 per cent in 2001). Net operating expenses rose by 9 per cent to HK$190 million and EBITDA increased by 147 per cent to HK$141 million (for an EBITDA margin of 25 per cent, vs. 12 per cent in 2001). That produced a small net profit of HK$3 million, compared to a net loss of HK$44 million in 2001. Net cash outflow improved to HK$188 million, compared to HK$231 million in 2001.

Total revenue from business customers in the first half of 2002 increased to HK$454 million, representing an increase of 18 per cent compared to the first half of 2001, and accounted for about 79 per cent of **Wharf New T&T**'s total revenue. Total revenue from residential customers in the first half of 2002 increased to HK$118 million, representing an increase of 51 per cent compared to the first half of 2001, and accounted for about 21 per cent of total revenue for the company.

Capital expenditure for the first half of 2002 amounted to HK$244 million, mainly for telephony equipment and network construction. For network construction, an amount of HK$32 million relating to staff costs was capitalised and included in the capital expenditure.

GROUP

As projected, Group financial position benefited largely from the falling interest rates and total borrowing costs during the period under review amounted to HK$448 million (2001: HK$743 million) with interest capitalised at HK$65 million (2001: HK$111 million). The amount of borrowing costs expensed was HK$383 million, down by 39 per cent from the HK$632 million recorded for the same period a year ago. Debt to total assets remained steady at around 23.7 per cent as of the end of June 2002.

COMMENTARY ON INTERIM RESULTS

1. REVIEW OF 2002 INTERIM RESULTS AND SEGMENTAL PERFORMANCE

The Group reported a profit attributable to shareholders of HK$1,202 million for the six months ended June 30, 2002, compared to HK$1,145 million for the same period in 2001, an increase of 5%. Earnings per share were HK$0.49, compared to HK$0.47 for the previous corresponding period. The healthy profit growth was achieved in a weak economy and a keen competitive environment, reflecting the comparative resilience of the Group's core business assets.

Turnover and revenue

The Group's turnover for the period was HK$5,576 million, decreased by HK$227 million or 4% from HK$5,803 million for the previous corresponding period mainly due to a reduction in property sales by HK$482 million.

The Property Investment segment with its two core assets, Harbour City and Times Square, reported an encouraging revenue growth of 3% to HK$2,286 million as a result of the improvement in occupancy at Gateway Towers 3, 5 and 6, Gateway Apartments and Shanghai Times Square. Harbour City and Times Square, representing 70% of the Group's business assets, generated total revenue of HK$1,928 million in the first half of 2002, an increase of HK$26 million or 1% from HK$1,902 million in the first half of 2001.

In spite of the difficult economic environment and market conditions, the Group has continued to report consistent growth in its CME (Communications, Media and Entertainment) business segment, which achieved total revenue of HK$1,762 million, an increase of HK$299 million or 20%, as a result of increase in revenue from Pay TV, Internet multimedia and telecommunication services. Pay TV turnover increased by HK$75 million or 9% to HK$877 million mainly due to an increase in advertising revenue and growth in subscribers to 600,000, spurred by the 2002 FIFA World Cup and the effectiveness of the anti-piracy measures. Internet and multimedia turnover grew by HK$114 million or 86% to HK$246 million as Broadband subscribers almost doubled year on year to 192,000. The combined impact of the continued growth in revenue of Pay TV and Internet and multimedia increased i-CABLE's group revenue by HK$189 million or 20% to HK$1,123 million. Wharf New T&T, another CME business segment, increased its telecommunication revenue by HK$109 million or 24% to HK$572 million as revenue from fixed-line telephony services increased by HK$131 million or 43% to HK$433 million which accounted for 76% of its total revenue.

The total revenue of Logistics segment with its core asset Modern Terminals Limited ("MTL") was HK$1,478 million, a decrease of HK$74 million or 5% as compared with HK$1,552 million for the previous period. The revenue reduction was mainly due to the decline of 7.1% in throughput volume handled by MTL in the absence of Maersk's non-recurrent "one-off" revenue contribution for the exceptional flow of cargo when Maersk used Hong Kong as a short term transitionary transshipment centre in the first half of 2001 to accommodate their relocation move from Singapore to Malaysia.

Operating profit

Operating profit before depreciation, amortisation, interest and tax ("EBITDA") for the period was HK$3,186 million, representing an increase of HK$186 million, or 6% from HK$3,000 million for the previous corresponding period. Depreciation and amortisation for the period was HK$647 million (including the amortisation of goodwill HK$11 million), an increase of 23% over the previous period mainly due to an increase in depreciation for i-CABLE and Wharf New T&T on their expanding capital expenditure on network and equipment and an increase in amortisation of the programming library of i-CABLE.

Operating profit before borrowing costs for the period was HK$2,539 million, increased by 3% from HK$2,473 million for the previous period.

Operating profit of Property Investment segment increased by 9% to HK$1,608 million. Harbour City, including its hotels, and Times Square, representing 70% of the Group's business assets, reported an aggregate operating profit of HK$1,406 million in the first half of 2002, increase of HK$103 million or 8% from HK$1,303 million in the previous period.

The Property Development segment recorded a minimal contribution to the Group.

CME's operating results recorded a significant growth of HK$106 million to HK$203 million, more than double the HK$97 million for the previous period. i-CABLE group improved its operating profit by HK$51 million or 38% to HK$185 million, principally due to the net combined results of its Pay TV and Broadband businesses. Though there was a reported 9% growth in revenue, the operating profit of the Pay TV service decreased by HK$31 million or 17% primarily due to the increase in non-recurring programming costs related to the 2002 FIFA World Cup. On the back of subscriber growth and high operating leverage, the operating result of the Internet and multimedia segment turned from a loss of HK$51 million in the first half of 2001 to a profit of HK$31 million in the first half of 2002. Wharf New T&T also recorded a turnaround profit of HK$3 million from loss of HK$44 million for the previous period.

The operating profit of MTL reduced by HK$59 million mainly due to the absence of Maersk's non-recurrent "one-off" net revenue contribution as explained in the previous section.

Borrowing costs

Net borrowing costs charged for the period were HK$383 million, decreased substantially from HK$632 million incurred in the previous corresponding period as a result of market interest rate cuts as well as the Group's success in its refinancing activities to reduce interest margins. The charge was after capitalisation of HK$65 million for the current period compared to HK$111 million in the previous period. The Group's average borrowing cost in the first half of 2002 was 3.8% per annum, reduced from 6.5% per annum in the first half of 2001.

Remaining items

Net operating profit for the period is HK$2,156 million, an increase of HK$315 million or 17% as compared to the first half of 2001.

Other net charges in the period under review amounted to HK$247 million while there was no such item in the previous corresponding period. The charges mainly include provisions of HK$204 million for impairment in value of properties under development and for sale and HK$43 million for impairment in value of investments, respectively.

The share of losses of associates was HK$112 million compared to HK$158 million in the first half of 2001. The attributable losses in both periods were mainly the result of an associate making provisions for impairment in value of a property development, namely, Bellagio.

The Group's profit before taxation was HK$1,797 million, increased HK$114 million from HK$1,683 million for the previous period.

The taxation charge for the period under review was HK$285 million compared to HK$191 million reported in the previous period, primarily resulting from the increase in the Group's net operating profit and the inclusion of an additional provision of HK$47 million in relation to previous years' assessments.

Minority interests were HK$310 million compared to HK$347 million for the previous period.

Further information on the segmental details is provided in the Note 2 to the Accounts on pages 9 and 10.

2. LIQUIDITY AND FINANCIAL RESOURCES

As at June 30, 2002, the Group's shareholders' funds totalled HK$54,513 million, a decrease from HK$54,645 million at December 31, 2001. On that basis, the consolidated net asset value of the Group at that date was HK$22.27 per share, compared to net asset value of HK$22.33 per share at the end of 2001.

Supplemental Information

To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

	Per share
Net asset value at June 30, 2002 per accounts	HK$22.27
Add adjustments for:	
Modern Terminals – based on the previous average transaction prices	2.27
i-CABLE – based on market value at June 30, 2002	2.62
Adjusted net asset value per share at June 30, 2002	HK$27.16

For the period under review, net cash generated from the Group's operating activities amounted to HK$2.2 billion. Included in investing activities was capital expenditure incurred during the period of HK$927 million. This expenditure comprised HK$352 million incurred by i-CABLE group mainly for digital set-top boxes for the Pay TV service, network construction, cable modems and related equipment for the Broadband service, and the Digital News Centre commissioned in April 2002. There was also HK$244 million incurred by Wharf New T&T for telephony equipment and network. Other capital expenditure included HK$151 million incurred by Modern Terminals for CT9 construction and HK$180 million for various property construction and renovation programmes.

Included in capital expenditure were capitalised costs primarily relating to staff costs for network construction of HK$52 million (2001: HK$57 million) incurred by i-CABLE and of HK$32 million (2001: HK$26 million) incurred by Wharf New T&T. There was no non-cash revenue in the form of telecommunications capacity and services capitalised by Wharf New T&T as plant and equipment assets, with corresponding credit to deferred income account, for the period under review, as compared to HK$71 million for the full year 2001. Other capitalised costs mainly included programming cost capitalised by i-CABLE as deferred items for the period amounted to HK$45 million (2001: HK$59 million). All capitalised costs/deferred income items are amortised/recognised in accordance with the Group's accounting policies.

Other investing activities included the net purchase of non-trading investment securities totalling HK$439 million, additional advances to associates in proportion to the Group's respective shareholdings thereof in the amount of HK$899 million for property development, mainly for Bellagio and Sorrento.

As at June 30, 2002, the ratio of net debt to total assets marginally increased to 23.7% from 23.4% at December 31, 2001. The Group's net debt increased from HK$19.8 billion at December 31, 2001 to HK$20.2 billion at June 30, 2002, which was made up of HK$23.6 billion in debts less HK$3.4 billion in deposits, debt securities and cash. Included in the Group's net debts were loans of HK$1,073 million borrowed by a non-wholly owned subsidiary, Modern Terminals Limited. These loans are without recourse to the Company and other subsidiaries of the Group.

High liquidity continued to sustain in the banking market during the six months ended June 30, 2002. Capitalising on this opportunity, the Group arranged an aggregate of HK$2.1 billion loan facilities to refinance a number of its loan facilities with substantial reduction in interest costs and on more favourable terms such as longer maturities, more lenient covenants and the inclusion of revolving conditions. Amongst these financing activities, the Group arranged the issue of Retail Bonds totalling HK$600 million via a wholly-owned subsidiary. The result was satisfactory and the Bonds were fully subscribed for. This was the first ever retail bond issued by private corporation in Hong Kong.

Excluding the project loans for Sorrento and Bellagio, which are undertaken by associates, the Group's available committed loan facilities and debt securities amounted to HK$27.9 billion and uncommitted facilities amounted to HK$2.5 billion. The available committed facilities were HK$6.3 billion lower than that as at December 31, 2001, which was mainly due to the cancellation of two facilities with higher cost amounting to HK$4.5 billion and HK$1.4 billion respectively. Various facilities with favourable terms are under discussion and a facility of HK$4.5 billion will be completed in September 2002. Total debt in the amount of HK$23.6 billion were drawn down at June 30, 2002, the maturity profile of which is analysed as follows:

Debt Maturity	**HK$ Billion**	
Repayable within 1 year	2.0	8%
Repayable between 1 to 2 years	9.5	41%
Repayable between 2 to 3 years	6.2	26%
Repayable between 3 to 4 years	1.8	8%
Repayable between 4 to 5 years	4.1	17%
– Secured	5.0	21%
– Unsecured	18.6	79%
Total	23.6	100%

As at June 30, 2002, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$19,214 million. At December 31, 2001, banking facilities were secured by mortgages over investment properties with an aggregate carrying value of HK$19,171 million.

An analysis of the Group's total debts by currency at June 30, 2002 is shown below:

	HK$ Billion
Hong Kong dollar	16.0
United States dollar (swapped into Hong Kong dollars)	7.0
Renminbi	0.6
	23.6

The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at June 30, 2002, the Group also maintained a portfolio of long term investments, primarily in blue-chip securities, with a market value of HK$1.3 billion.

3. EMPLOYEES

The Group has approximately 9,290 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the six months ended June 30, 2002 amounted to HK$991 million, compared to HK$1,001 million in the first half of 2001.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, at any time during the six-month period ended June 30, 2002. Nevertheless, the matter regarding a tenancy agreement between a non wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Wheelock and Company Limited ("Wheelock") as announced on May 17, 2002, being a matter involving conflict of interest for Wheelock, the Company's substantial shareholder, was not approved by a meeting of the Company's Directors in accordance with the provisions of paragraph 11 of the above mentioned Code of Best Practice, but instead was duly approved by Resolutions in Writing of the Board of Directors of the Company.

DIRECTORS' INTERESTS IN SHARES

At June 30, 2002, Directors of the Company had the following personal beneficial interests in the securities of the Company and of a subsidiary of the Company, namely, i-CABLE Communications Limited ("i-CABLE"):

	Quantity Held
The Company – Ordinary Shares	
Mr Gonzaga W J Li	686,549
Mr Robert H Burns	17,000
Mr Stephen T H Ng	650,057
Mr T Y Ng	178,016
i-CABLE – Ordinary Shares	
Mr Stephen T H Ng	750,000

As at June 30, 2002, Directors of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Executive Share Incentive Scheme (the "Scheme") of the Company:

Name of Director		Date granted (Day/Month/Year)	No. of shares represented by unexercised options outstanding as at 01/01/2002	No. of shares represented by options exercised during the financial period	No. of shares represented by unexercised options outstanding as at 30/06/2002	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr Gonzaga W J Li:	(i)	22/06/1993	210,000	–	210,000	17/06/1997 to 16/06/2003	19.00	1.00
Mr Quinn Y K Law:	(i)	22/06/1993	100,000	–	100,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr Stephen T H Ng:	(i)	16/04/1992	500,000	(500,000)	–	13/04/1995 to 12/04/2002	12.00	1.00
	(ii)	22/06/1993	200,000	–	200,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr T Y Ng:	(i)	22/06/1993	100,000	–	100,000	17/06/1996 to 16/06/2003	19.00	1.00

During the period under review, Mr Stephen T H Ng exercised options under the Scheme to subscribe for a total of 500,000 ordinary shares of the Company at an exercise price of HK$12.00 per share.

Save as disclosed above, as recorded in the register kept by the Company under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at June 30, 2002 by any Directors and Chief Executive of the Company in securities of the Company and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the financial period no rights to subscribe for equity or debt securities of the Company which were held by any Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial period of any such rights by any of them.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at June 30, 2002 as recorded in the register kept by the Company under section 16(1) of the SDI Ordinance:

	Names	No. of Ordinary Shares
(i)	Diplock Holdings Limited	1,050,087,051
(ii)	WF Investment Partners Limited	1,069,456,184
(iii)	Wheelock and Company Limited	1,241,430,213
(iv)	Bermuda Trust (Guernsey) Limited	1,241,430,213

Note:

For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) above is entirely duplicated or included in the shareholdings stated against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), and that the shareholdings stated against parties (iii) and (iv) above represent the same block of shares; all of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at June 30, 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period under review.

SHARE OPTION SCHEME

Details of share options granted to Directors of the Company under the Company's Executive Share Incentive Scheme are set out in the above section headed "Directors' interests in shares".

Particulars, and movements during the financial period, of the Company's outstanding share options, which were granted to 21 employees (including all those Directors who were granted share options) working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, were as follows:

	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at 01/01/2002	No. of ordinary shares represented by options exercised during the financial period	No. of ordinary shares represented by unexercised options outstanding as at 30/06/2002	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
(i)	16/04/1992	680,000	(680,000)	–	13/04/1995 to 12/04/2002	12.00	1.00
(ii)	22/06/1993	1,823,000	(42,000)	1,781,000	17/06/1996 to 16/06/2003	19.00	1.00
(iii)	01/08/1996	330,000	–	330,000	01/08/2002 to 31/07/2003	25.00	1.00
(iv)	01/08/1996	440,000	–	440,000	01/08/2005 to 31/07/2006	25.00	1.00
		3,273,000	(722,000)	2,551,000			

The weighted average closing price of the ordinary shares of the Company immediately before the dates of all exercises by employees of the Company's share options during the financial period was HK$17.84 per share.

No share option was cancelled or lapsed during the financial period. Apart from the Directors and employees mentioned above, no option was granted to any other categories of participants as stated in rule 17.07 of the Listing Rules.

BOOK CLOSURE

The Register of Members will be closed from Thursday, October 17, 2002 to Monday, October 21, 2002, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4:00 p.m. on Wednesday, October 16, 2002.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, August 22, 2002

暫停過戶登記

本公司將於二〇〇二年十月十七日(星期四)至二〇〇二年十月二十一日(星期一)(首尾兩天包括在內),暫停辦理本公司的股份登記過戶手續。凡欲獲派上述中期股息而尚未登記過戶者,須於二〇〇二年十月十六日(星期三)下午四時正前,將過戶文件連同有關股票,一併送達本公司的股份登記處,即位於香港中環夏慤道十號和記大廈四樓的登捷時有限公司,以辦理有關過戶手續。

承董事會命
秘書
陳永生

香港　二〇〇二年八月二十二日

認股權計劃

根據本公司的行政人員認股獎勵計劃而賦予本公司董事的認股權的詳細資料編列於上文標題為「董事的股份權益」一節內。

茲將本公司賦予而尚未行使的認股權(該等認股權乃已賦授予包括董事在內的二十一名全皆與本公司簽訂了根據僱傭條例被稱為「持續合約」的僱傭合約的有關僱員)及本財政期間內認股權變動的資料刊列如下:

	賦授日期(日/月/年)	於二〇〇二年一月一日尚未行使的認購權所涉及的普通股數量	於本財政期間內已行使的認購權所涉及的普通股數量	於二〇〇二年六月三十日尚未行使的認購權所涉及的普通股數量	可行使認購權的期間(日/月/年)	於行使認購權時就每股須付的認購價(港幣)	就認購權的賦授而已付的代價(港幣)
(甲)	16/04/1992	680,000	(680,000)	–	13/04/1995至12/04/2002	12.00元	1.00元
(乙)	22/06/1993	1,823,000	(42,000)	1,781,000	17/06/1996至16/06/2003	19.00元	1.00元
(丙)	01/08/1996	330,000	–	330,000	01/08/2002至31/07/2003	25.00元	1.00元
(丁)	01/08/1996	440,000	–	440,000	01/08/2005至31/07/2006	25.00元	1.00元
		3,273,000	(722,000)	2,551,000			

緊接所有由有關的僱員於本財政期間內行使本公司認股權的行使日之前的本公司普通股收市價加權平均數為每股港幣17.84元。

本財政期間內並無任何認股權已取消或作廢。除上述的董事及僱員外,並無向上市規則第17.07條所述的任何其他類別的參與者賦授任何認購權。

除上文披露外，根據本公司按證券（披露權益）條例（「披露權益法」）第29條而存置的登記冊所載錄，就涉及根據披露權益法或上市公司董事進行證券交易的標準守則須向本公司及聯交所發出通知的資料而言：

（甲） 本公司董事及行政總裁於二〇〇二年六月三十日並無持有本公司及其相聯法團（披露權益法所指的相聯法團）的證券權益，及

（乙） 在本財政期間內，本公司並無董事或行政總裁或彼等的任何配偶或十八歲以下子女，持有權利或行使該等權利以認購本公司股本證券或債務證券。

主要股東權益

茲將本公司遵照披露權益法第16(1)條規定而存置的登記冊所載，於二〇〇二年六月三十日直接或間接就10%（按面值計算）或以上的本公司任何級別的股本佔有權益的所有有關者名稱，以及彼等分別佔有或被視為佔有其權益的有關股數列述如下：

名稱	普通股股數
（甲） Diplock Holdings Limited	1,050,087,051
（乙） WF Investment Partners Limited	1,069,456,184
（丙） 會德豐有限公司	1,241,430,213
（丁） Bermuda Trust (Guernsey) Limited	1,241,430,213

附註：

為免出現疑問及誤將股份數目雙重計算，務請注意上述所列的各項持股數字均有重疊，此等重疊情況為列於上述（甲）項名下的股份乃與列於上述（乙）項名下的股份全數重疊或包括在後者之內，上述（乙）及（丙）項之間亦出現同樣的重疊情況，而上述列於（丙）及（丁）項名下的有關股份則涉及同一批股份；根據披露權益法，名列於上者於二〇〇二年六月三十日全部皆被視為佔有該等有關股份的權益。

購買、出售或贖回股份

於本財政期間內，本公司或任何其附屬公司並無購買、出售或贖回本公司的任何上市證券。

董事的股份權益

於二○○二年六月三十日，本公司董事個人佔有本公司及本公司旗下一附屬公司有線寬頻通訊有限公司（「有線寬頻」）的證券實質權益如下：

	持有數量
本公司 － 普通股	
李唯仁先生	686,549
羅拔賓士先生	17,000
吳天海先生	650,057
吳梓源先生	178,016
有線寬頻 － 普通股	
吳天海先生	750,000

於二○○二年六月三十日，本公司董事個人擁有根據本公司行政人員認股獎勵計劃（「該計劃」）而獲賦予可認購本公司股份的認購權的權益如下：

董事名稱		賦授日期（日/月/年）	於二○○二年一月一日尚未行使的認購權所涉及的股份數量	於本財政期間內已行使的認購權所涉及的股份數量	於二○○二年六月三十日尚未行使的認購權所涉及的股份數量	可行使認購權的期間（日/月/年）	於行使認購權時就每股須付的認購價（港幣）	就認購權的賦授而已付的代價（港幣）
李唯仁先生	（甲）	22/06/1993	210,000	－	210,000	17/06/1997至16/06/2003	19.00元	1.00元
羅義坤先生	（甲）	22/06/1993	100,000	－	100,000	17/06/1996至16/06/2003	19.00元	1.00元
吳天海先生	（甲）	16/04/1992	500,000	(500,000)	－	13/04/1995至12/04/2002	12.00元	1.00元
	（乙）	22/06/1993	200,000	－	200,000	17/06/1996至16/06/2003	19.00元	1.00元
吳梓源先生	（甲）	22/06/1993	100,000	－	100,000	17/06/1996至16/06/2003	19.00元	1.00元

期內吳天海先生曾行使根據該計劃而獲賦予的認購權，以認購價每股港幣12.00元認購本公司的普通股合共500,000股。

茲將集團於二○○二年六月三十日的借貸總額，按貨幣劃分的分析列述如下：

	港幣億元
港幣	160
美元（已交換成以港元為本位）	70
人民幣	6
	236

集團的借貸主要以港元和美元為本位，而所有以美元為本位的借貸已透過遠期外匯合約方式交換成以港元為本位的借貸。

集團嚴格控制金融衍生工具的運用，集團購入的大部分衍生工具均用以應付集團所面對的利率波動。

為有利於進行業務和投資活動，集團維持合理水平的現金盈餘，主要以港元和美元為主。於二○○二年六月三十日，集團繼續持有以藍籌股為主的長期投資組合，市值為港幣十三億元。

3. **僱員**

集團旗下僱員約九千二百九十人，員工薪酬乃按工作性質和市況而釐定，並於年度增薪評估內設有表現評估部分，以推動及獎勵個人工作表現。是期的職工成本總額為港幣九億九千一百萬元，二○○一年上半年則為港幣十億零一百萬元。

遵從最佳應用守則

本公司並無任何董事得悉任何資料，會令彼等有理由認為本公司在截至二○○二年六月三十日止六個月期間內任何時間，曾出現沒有遵從香港聯合交易所有限公司的證券上市規則附錄十四內載列的最佳應用守則的情況。惟關於在二○○二年五月十七日已公布的有關本公司一非全資附屬公司及會德豐有限公司（「會德豐」）旗下一全資附屬公司之間的一項租約，乃與本公司的主要股東會德豐涉及利益衝突者，則並未根據上述最佳應用守則第十一段的條文呈予本公司董事會會議予以議決批准，惟已呈予本公司董事會予以書面議決批准。

不包括由聯營公司本身安排的擎天半島及碧堤半島項目貸款，本集團可用的承諾備用信貸及債券為數港幣二百七十九億元，而非承諾備用信貸則為港幣二十五億元。集團可用的承諾備用信貸較二〇〇一年十二月三十一日少港幣六十三億元，此乃主要由於取消兩項成本較高的承諾備用信貸所致，該兩項備用信貸金額分別為港幣四十五億元及港幣十四億元。集團現正安排數項條款更優惠的信貸，其中一項為數港幣四十五億元的信貸將於二〇〇二年九月完成。於二〇〇二年六月三十日，集團的貸款總額為港幣二百三十六億元。茲將集團於二〇〇二年六月三十日的借款還款期分析如下：

借貸還款期	港幣億元	
一年內償還	20	8%
一至兩年內償還	95	41%
二至三年內償還	62	26%
三至四年內償還	18	8%
四至五年內償還	41	17%
－ 有抵押	50	21%
－ 無抵押	186	79%
總數	236	100%

於二〇〇二年六月三十日，集團的銀行備用信貸以賬面總值港幣一百九十二億一千四百萬元的若干投資物業作按揭。於二〇〇一年十二月三十一日，銀行備用信貸則以賬面總值港幣一百九十一億七千一百萬元的投資物業作按揭。

資本性開支中包括的資本化成本，主要為有線寬頻為數港幣五千二百萬元（二〇〇一年：港幣五千七百萬元）及九倉新電訊為數港幣三千二百萬元（二〇〇一年：港幣二千六百萬元）的用作拓展網絡的員工成本。是期九倉新電訊並無就有關電訊容量及服務的非現金收入被列作儀器及設備資產的資本化成本而涉及相關數額被列入遞延收入賬項內，二〇〇一年全年則為港幣七千一百萬元。其它資本化成本主要包括是期有線寬頻撥作遞延項目為數港幣四千五百萬元（二〇〇一年：港幣五千九百萬元）的節目製作成本。所有資本化成本及遞延收入，均分別按照集團的會計政策攤銷及確認。

其它投資活動包括淨購入港幣四億三千九百萬元非買賣證券，以及集團按其在各聯營公司的持股比例，借予各聯營公司以作主要為擎天半島及碧堤半島的物業發展用途的貸款港幣八億九千九百萬元。

於二〇〇二年六月三十日，集團的負債淨額與資產總值比率為23.7%，較二〇〇一年十二月三十一日的23.4%輕微增加。集團的負債淨額由二〇〇一年十二月三十一日的港幣一百九十八億元增至二〇〇二年六月三十日的港幣二百零二億元，此乃為數港幣二百三十六億元的負債減為數港幣三十四億元的存款、債券和現金的所得數額。集團的負債淨額包括屬於一非全資擁有的附屬公司現代貨箱碼頭有限公司為數港幣十億七千三百萬元的借款，該等借款對本公司及集團旗下其它附屬公司並無追索權。

截至二〇〇二年六月三十日止六個月，借貸市場維持高流動資金水平。集團掌握此良機，以大幅下調的利息成本及更優惠的條款安排了總數為港幣二十一億元的信貸，為多項信貸作出再融資，該等優惠條款中包括較長還款期、更為寬鬆的條約及加入循環條款。在融資活動中，集團安排透過旗下一全資附屬公司發行港幣六億元的零售債券，發行成績理想，債券全數被認購。此乃首次由香港私營公司發行的零售債券。

2. 流動資金與資本資源

於二〇〇二年六月三十日，集團的股東權益為港幣五百四十五億一千三百萬元，較於二〇〇一年十二月三十一日的港幣五百四十六億四千五百萬元有所減少。按此基準，集團於二〇〇二年六月三十日的綜合資產淨值為每股港幣22.27元，去年年底則為每股港幣22.33元。

附加資料

為更有效反映集團的資產淨值，茲將具客觀基準的調整臚列如下：

	每股
於二〇〇二年六月三十日的資產淨值	港幣22.27元
經調整：	
現代貨箱	
一 根據以往平均交易價格	2.27元
有線寬頻	
一 根據二〇〇二年六月三十日的市值	2.62元
於二〇〇二年六月三十日經調整每股資產淨值	港幣27.16元

期內集團的經營業務提供港幣二十二億元的淨現金收入。投資活動包括期內港幣九億二千七百萬元的資本性開支，其中包括有線寬頻集團為數港幣三億五千二百萬元的支出，主要用作購買收費電視的數碼化解碼器、拓展網絡、購買寬頻服務用的有線調制解調器及相關設備，以及已於是年四月揭幕的數碼新聞中心。此外亦包括九倉新電訊用作購買電話及網絡設備的支出為數港幣二億四千四百萬元。其它資本性開支包括現代貨箱碼頭為興建九號貨櫃碼頭耗資港幣一億五千一百萬元，以及各物業發展項目及翻新工程為數港幣一億八千萬元的支出。

主要由於如上文所述失去馬士基非重覆且一次性的淨收益貢獻，現代貨箱的營業盈利下降港幣五千九百萬元。

借貸成本

期內淨借貸成本為港幣三億八千三百萬元，較去年同期港幣六億三千二百萬元大幅減少，此乃由於市場利率下調及集團的再融資活動成功地降低息差所致。是期淨借貸成本已扣除撥作資產成本的港幣六千五百萬元，上年同期已撥作資產成本的數額則為港幣一億一千一百萬元。集團的平均借貸成本的年利率由二〇〇一年上半年6.5%下降至二〇〇二年上半年度的3.8%。

餘下項目

期內營業盈利淨額為港幣二十一億五千六百萬元，較二〇〇一年上半年增加港幣三億一千五百萬元或17%。

是期其它扣除淨額為港幣二億四千七百萬元，去年同期則無此項目。是期其它扣除淨額主要包括分別為發展中及作出售用途物業作出減值撥備港幣二億零四百萬元及為投資作出減值撥備港幣四千三百萬元。

集團應佔聯營公司虧損為港幣一億一千二百萬元，與此相比，二〇〇一年上半年則為港幣一億五千八百萬元。兩期的應佔虧損主要由於集團旗下一聯營公司就一項物業發展項目碧堤半島作出減值撥備所致。

集團的除稅前盈利為港幣十七億九千七百萬元，較去年同期的港幣十六億八千三百萬元增加港幣一億一千四百萬元。

是期稅項支出為港幣二億八千五百萬元，與此相比，去年同期則為港幣一億九千一百萬元，此乃主要由於集團的營業盈利淨額增加以及為以往年度的評稅增加港幣四千七百萬元額外準備所致。

少數股東權益為港幣三億一千萬元，去年同期則為港幣三億四千七百萬元。

有關各分部的進一步資料編列於第9及10頁的賬項附註第2條。

包括核心資產現代貨箱碼頭有限公司（「現代貨箱」）的物流分部的總收入為港幣十四億七千八百萬元，較去年同期港幣十五億五千二百萬元減少港幣七千四百萬元或5%。收入減少主要由於馬士基為配合其由新加坡搬遷至馬來西亞的安排，於二〇〇一年上半年使用香港作為短期的臨時貨運中轉中心，而現代貨箱於是期內則缺少了該項特殊貨運流量的非重覆且一次性收益貢獻，以致其所處理的吞吐量下跌了7.1%。

營業盈利

期內未扣除折舊、攤銷、利息及稅項前的營業盈利（「EBITDA」）為港幣三十一億八千六百萬元，較去年同期港幣三十億元增加了港幣一億八千六百萬元或6%。期內折舊及攤銷（包括為數港幣一千一百萬元的商譽攤銷）為港幣六億四千七百萬元，較去年同期上升23%，此乃由於有線寬頻及九倉新電訊不斷擴張的網絡及設備的資本性開支的折舊上升及有線寬頻備用節目的攤銷增加所致。

期內未扣除借貸成本的營業盈利為港幣二十五億三千九百萬元，較去年同期的港幣二十四億七千三百萬元增加3%。

地產投資分部的營業盈利增長9%至港幣十六億零八百萬元。佔集團業務資產70%的海港城（包括酒店）及時代廣場於二〇〇二年上半年錄得營業盈利總額港幣十四億零六百萬元，較去年同期港幣十三億零三百萬元上升了港幣一億零三百萬元或8%。

地產發展分部為集團錄得輕微的盈利貢獻。

通訊、媒體及娛樂業務的營業盈利錄得重大的增長，由去年同期的港幣九千七百萬元增加港幣一億零六百萬元至港幣二億零三百萬元，增長逾一倍。有線寬頻集團的營業盈利增加港幣五千一百萬元或38%至港幣一億八千五百萬元，此主要由於綜合了收費電視及寬頻業務的業績淨額所致。雖然收費電視服務的收入錄得9%的增長，營業盈利卻減少港幣三千一百萬元或17%，此主要由於二〇〇二年世界盃有關的非重覆性的節目製作成本增加所致。憑著訂戶增加及高槓桿營運模式，互聯網及多媒體分部轉虧為盈，由二〇〇一年上半年營業虧損港幣五千一百萬元扭轉至是期獲得盈利港幣三千一百萬元。九倉新電訊亦轉虧為盈，由去年同期錄得虧損港幣四千四百萬元，扭轉至是期獲得盈利港幣三百萬元。

中期業績評議

1. 二〇〇二年中期業績及分部表現回顧

截至二〇〇二年六月三十日止六個月內集團錄得股東應佔盈利為港幣十二億零二百萬元，較去年同期港幣十一億四千五百萬元上升5%。每股盈利為港幣四角九仙，去年同期則為港幣四角七仙。儘管面對疲弱的經濟及激烈的競爭環境，集團盈利仍然穩健地增長，反映本集團的核心業務資產有較強的回復力。

營業額及收入

集團是期營業額為港幣五十五億七千六百萬元，較去年同期港幣五十八億零三百萬元減少港幣二億二千七百萬元或4%，此乃主要由於物業銷售下降港幣四億八千二百萬元所致。

擁有兩個核心資產海港城及時代廣場的地產投資分部收入錄得令人鼓舞的增長，上升3%至港幣二十二億八千六百萬元，此乃由於港威大廈第三、五及六座、港威豪庭及大上海時代廣場的出租率均出現上升所致。佔集團業務資產70%的海港城及時代廣場，總收入由二〇〇一年上半年的港幣十九億零二百萬元上升港幣二千六百萬元或1%至二〇〇二年上半年的港幣十九億二千八百萬元。

儘管面對嚴峻的經濟環境及市況，集團的通訊、媒體及娛樂業務分部繼續錄得持續的增長，總收入增加港幣二億九千九百萬元或20%，達港幣十七億六千二百萬元，此乃由於收費電視、互聯網多媒體及電訊服務的收入增長所致。由於期內直播二〇〇二年世界盃及有效的反盜看措施，收費電視的廣告收益增加，且訂戶數目亦上升至六十萬戶，致使收費電視的營業額增加港幣七千五百萬元或9%至港幣八億七千七百萬元。寬頻訂戶數目較去年增加近一倍至十九萬二千戶，令互聯網及多媒體業務的營業額增加港幣一億一千四百萬元至港幣二億四千六百萬元，增幅為86%。由於有線寬頻集團旗下的收費電視和互聯網及多媒體業務的收入持續增長，令該集團的收入上升港幣一億八千九百萬元或20%至港幣十一億二千三百萬元。佔九倉新電訊（通訊、媒體及娛樂另一項業務分部）總收入76%的固網電話服務收入增長港幣一億三千一百萬元或43%至港幣四億三千三百萬元，令其電訊收入上升港幣一億零九百萬元至港幣五億七千二百萬元，增幅為24%。

在二〇〇二年上半年，來自商業客戶的總收入增加至港幣四億五千四百萬元，較二〇〇一年上半年上升百分之十八，約佔**九倉新電訊**總收入約百分之七十九。在二〇〇二年上半年，來自住宅客戶的總收入增加至港幣一億一千八百萬元，較二〇〇一年上半年增加百分之五十一，佔公司總收入約百分之二十一。

二〇〇二年上半年的資本性開支為港幣二億四千四百萬元，主要用作購買電話設備及拓展網絡。在拓展網絡方面，為數港幣三千二百萬元的職工成本已撥作資產成本，並包括在資本性開支內。

集團

一如預期，集團的財務狀況主要受惠於利率下調，期內的總借貸成本為港幣四億四千八百萬元（二〇〇一年：港幣七億四千三百萬元），資本化利息為港幣六千五百萬元（二〇〇一年：港幣一億一千一百萬元）。撥作支出的借貸成本為港幣三億八千三百萬元，較去年同期的港幣六億三千二百萬元減少百分之三十九。截至二〇〇二年六月底，債務與總資產比率保持平穩，約為百分之二十三點七。

互聯網及多媒體

寬頻服務訂戶人數在二〇〇二年首六個月由十六萬戶增至十九萬二千戶，增長幅度較二〇〇一年溫和。由於競爭加劇，每戶每月平均收入由一年前的港幣二百二十五元下降至港幣二百一十三元。

截至六月底，**有線寬頻**的寬頻網絡已覆蓋全港大約一萬幢大廈超過一百七十八萬戶家庭，這個基建規模只有目前主導電話服務的營辦商才能相比擬。此外，優越的遞增成本架構為**有線寬頻**在市場上提供了競爭優勢。

在二〇〇二年上半年的資本性開支為港幣三億五千二百萬元，主要用作購買收費電視的數碼化解碼器、拓展網絡、寬頻服務用的有線調制解調器及相關設備，以及已於是年四月揭幕的數碼新聞中心。在網絡興建方面，為數港幣五千二百萬元的職工成本已撥作資產成本。

九倉新電訊

疲弱的經濟及全球電訊業蕭條，導致期內香港整體電訊市場收縮，惟**九倉新電訊**能繼續擴大市場佔有率和控制成本，加上堅穩的業務基礎和早年建立的領先優勢，**九倉新電訊**的客戶人數、業務量、收入和營業盈利率均錄得穩健增長。

於二〇〇二年六月三十日，**九倉新電訊**安裝的固網線路增至二十七萬條，市場佔有率超過百分之七，即在六個月內淨增加了三萬三千條或在十二個月內增加了八萬六千條。營業額較二〇〇一年上半年增加百分之二十四，達港幣五億七千二百萬元；毛利則增加百分之四十三，達港幣三億三千一百萬元（毛利率為百分之五十八，二〇〇一年則為百分之五十）。營業支出淨額增加百分之九至港幣一億九千萬元；未扣除折舊、攤銷、利息及税項前的營業盈利（EBITDA）增加百分之一百四十七，達港幣一億四千一百萬元（EBITDA盈利率為百分之二十五，二〇〇一年則為百分之十二），以上種種為**九倉新電訊**帶來了港幣三百萬元的輕微純利，二〇〇一年同期則淨虧損港幣四千四百萬元。現金流出淨額由二〇〇一年的港幣二億三千一百萬元減少至港幣一億八千八百萬元。

九號貨櫃碼頭首個泊位將於二〇〇三年投入運作。**現代貨箱**參與蛇口集裝箱碼頭第二期的計劃已獲得全體股東同意，合營公司的文件亦已於二〇〇二年七月十六日簽署。碼頭預期將於二〇〇三年第四季可投入運作。

二〇〇二年上半年用以興建九號貨櫃碼頭的資本性開支為港幣一億五千一百萬元，其中包括已撥作資產成本的利息港幣一百八十萬元。

通訊、媒體及娛樂 — 佔集團業務資產總值百分之十

有線寬頻

面對疲弱的經濟及競爭激烈的營運環境，**有線寬頻**於二〇〇二年上半年繼續錄得增長。與去年同期相比，營業額增長百分之二十，達港幣十一億二千三百萬元，純利則增長百分之三十四，達港幣一億零三百萬元。

收費電視

由於直播世界盃，有線電視於是年上半年繼續採取並加強反盜看措施，有關措施已證明能有效遏止每戶每月平均收入及收益的下跌，令收費電視服務收入得以在二〇〇二年首季回復至二〇〇一年首季時的高位水平，這股強勢並持續至第二季世界盃賽事舉行期間。目前訂戶總數已增長至六十萬戶，而上半年的每戶每月平均收入由一年前的港幣二百三十九元回升至港幣二百四十四元，每月流失率則回落至百分之一點五。

由四月開始推出的一系列針對國際性社羣和特別興趣群組的新頻道廣受市場歡迎。預期頻道總數將於年底前增至超過五十條。在「主流」節目中，由五月三十一日至六月三十日直播的世界盃嘉年華打破了有線電視歷來在收視率、訂戶人數及廣告銷售方面的紀錄。此外，有關活動亦提升了有線電視在香港的品牌形象。耗資港幣一億五千萬元的新數碼新聞中心已於二〇〇二年四月由香港特別行政區行政長官主持揭幕。

時代廣場 — 佔集團業務資產總值百分之二十

在二〇〇二年首六個月，**時代廣場**錄得總收入港幣四億五千萬元，與二〇〇一年上半年相若。

寫字樓

時代廣場寫字樓的平均出租率上升至百分之九十三，主要租戶包括蜆殼石油、AT&T及蘋果電腦等均已續租。由於這些成功續約的租戶佔在二〇〇二年到期的租約超過半數，**時代廣場**寫字樓的出租率預期在下半年仍保持高企於百分之九十三以上。

商場

時代廣場商場共有超過二百三十間商舖和零售店，雖然商場八樓和九樓正推行大規模的商戶組合重組計劃，但出租率在二〇〇二年上半年仍保持堅穩，高企於百分之九十六的水平。鑑於七樓的「電業通」取得佳績，集團正計劃引入更多新穎品牌及專門店，將「電業通」擴展至八樓。由於市場需求龐大，九樓商場已重新包裝及改名為「兒通天」。按出租樓面計算，今年到期的租約中已有百分之三十八成功轉租予更活躍的商戶。集團將於二〇〇二年下半年繼續改善和提升其它零售樓層的商戶組合。在「食通天」新開設的兩間餐廳「山葵」和「梁山泊」廣受歡迎，集團現正計劃引進更多具特色的飲食設施。與**海港城**商場一樣，**時代廣場**商場在二〇〇二年上半年度續約的租金亦錄得正增長。

現代貨箱 — 佔集團業務資產總值百分之十

在二〇〇二年首六個月，**現代貨箱**在葵涌貨櫃碼頭的總處理量為一百五十七萬個標準箱，較二〇〇一年同期下降百分之七點一，此乃由於缺少了馬士基於二〇〇一年上半年由東南亞轉移過來的一次性貨箱轉運量所致。然而，由於**現代貨箱**繼續重整業務流程，營運成本下降了百分之三以上，抵銷了收入下跌所帶來的部分影響。收費方面，在上半年保持穩定。

業務回顧及展望

海港城 — 佔集團業務資產總值百分之五十

在二○○二年首六個月，**海港城**錄得總收入港幣十五億元。

寫字樓

不包括港威大廈二期第六座在內，**海港城**寫字樓維持百分之九十的出租率，相比之下，中環和尖沙咀的平均空置率則分別逼近百分之十及百分之十五。整體交投以一萬平方呎以下單位為主，租戶大多為有強烈提升業務需求的中小型貿易及製造業相關公司，計劃擴張業務的現有租戶亦有所增加。

酒店及服務式住宅

位於**海港城**的三間馬哥孛羅酒店綜合入住率保持於百分之八十四，與一年前的水平相同。雖然二○○二年上半年訪港旅客人數有雙位數字的增長，惟因增長大部分來自中國內地的消閒旅客，反而在若干程度上拉低了收益。然而，九月開始將踏入旅遊旺季，集團預期屆時企業及商務旅客方面的表現較諸去年「九一一」後將有所改善。

港威豪庭繼續表現出色，平均入住率達百分之八十四，市場上其它同類型服務式住宅大部分只維持於百分之七十的水平。超過五成的租戶乃跨國企業，逾半租約長達十二個月或以上。

商場

海港城商場出租率高企於百分之九十八的水平，商場共有約七百間商舖及食肆，由於名店林立，吸引大量人流，每日平均人流達十三萬人次，因此被國際品牌及零售連鎖店視為在香港零售市場的必爭之地。隨著二○○二年八月Prada開設佔地三千八百平方呎的新店後，Yves Saint Laurent亦計劃於二○○三年年底前於廣東道開設旗艦店，樓面面積達九千平方呎。近期已落實承租的高檔零售商舖還有Bottega Veneta、Kate Spade、Sistyr Moon及Hysteric Mini。在二○○二年首六個月，續訂租約的租金保持正增長，大部分且均錄得雙位數字的增幅。

15. 承擔

	30/06/2002 港幣百萬元	31/12/2001 港幣百萬元
(甲) 資本承擔 賬項內並未撥出準備以應付預計之資本性支出	**4,108**	4,966
其中簽約者	**1,414**	1,858

(乙) 本公司之附屬公司現代貨箱碼頭有限公司,連同若干其它第三者簽訂合作發展協議,共同建造九號貨箱碼頭。總建築費預計為港幣四十八億元,將會由各公司按協定分擔。建築費的融資對公司及其它附屬公司並無追索權。

16. 比較數字

由於在簡明綜合現金流量表內現金及現金等價項目的會計政策出現變動,及簡明綜合權益轉變報表已取代簡明綜合已確認損益報表,故若干比較數字已經作出調整,以分別符合會計實務準則第十五條 (經修訂) 及第一條 (經修訂) 的規定。此外,為更清楚地顯示本集團是期的業績,於附註 2 內的分部報告的若干比較數字已重新編列以符合是期的呈報形式。

17. 未經審核中期賬項的審閱

本公司截至二〇〇二年六月三十日止六個月的未經審核中期賬項,已經由本公司的審核委員會作出審閱。

14. 或然負債

於二○○二年六月三十日：

(甲) 本公司為附屬公司就有關透支、短期借款及信貸、債券和票據之保證為港幣二百二十八億二千二百萬元(二○○一年十二月三十一日：港幣二百九十八億四千九百萬元)。

(乙) 本公司與本公司之控股股東及其一間附屬公司，共同及個別就一聯營公司的附屬公司按照所簽訂的物業發展計劃合約條款下的執行及履約作出保證。同樣地所有成員就該聯營公司旗下一附屬公司的借款作出個別擔保，該等借款乃作為其物業發展項目的融資用途。本公司承擔港幣十一億三千三百萬元(二○○一年十二月三十一日：港幣十二億六千七百萬元)。

(丙) 本公司及其附屬公司與本公司之主要股東及其兩間附屬公司，共同及個別就一聯營公司的附屬公司按照所簽訂的物業發展計劃合約條款下的執行及履約作出保證。同樣地所有成員就該聯營公司旗下一附屬公司的借款作出個別擔保，該等借款乃作為其物業發展項目的融資用途。本公司及其附屬公司承擔港幣三億九千二百萬元(二○○一年十二月三十一日：港幣八億六千六百萬元)。

(丁) 外匯期貨合約共價值港幣七億二千萬元(二○○一年十二月三十一日：港幣六十五億三千七百萬元)於二○○二年到期。

13. 重大連繫人士之間的交易

除下文所述的交易外，截至二〇〇二年六月三十日止，本集團及本公司並無參與任何重大連繫人士之間的交易。

(甲) 本集團向參與碧堤半島及擎天半島發展項目(如下文(乙)及(丙)所詳述)的若干聯營公司按所佔彼等公司股份的比例貸款港幣四十五億八千七百萬元(二〇〇一年十二月三十一日：港幣三十六億九千七百萬元)。該等貸款被視為連繫人士之間的交易，且根據上市規則，亦構成關連交易。本公司於一九九四年及一九九七年獲聯交所豁免遵守有關關連交易的規定(進一步資料列於下文(乙)及(丙))。是期集團從該等借款所獲取的利息淨額佔該等賬項的比重不大。

(乙) 如附註14(乙)所披露，本公司連同本公司之控股股東，及其一間附屬公司，已共同及個別就一聯營公司的附屬公司按照發展碧堤半島項目所訂立的協議內的條款的執行及履約作出擔保。

另外，相同人士就以上聯營公司旗下一附屬公司的借款作出個別擔保，該等借款乃作為該物業發展項目的融資用途。本公司承擔港幣十一億三千三百萬元(二〇〇一年十二月三十一日：港幣十二億六千七百萬元)。

根據上市規則，由本公司作出上述之擔保構成關連交易，惟本公司於一九九四年獲聯交所豁免遵守有關關連交易的規定。

(丙) 如附註14(丙)所披露，本公司及其一附屬公司，連同本公司之控股股東及其兩間附屬公司，已共同及個別就一聯營公司的附屬公司按照發展擎天半島項目所訂立的協議內的條款的執行及履約作出擔保。

另外，相同人士就以上聯營公司旗下一附屬公司的借款作出個別擔保，該等借款乃作為該物業發展項目的融資用途。本公司及其附屬公司承擔港幣三億九千二百萬元(二〇〇一年十二月三十一日：港幣八億六千六百萬元)。

根據上市規則，由本公司作出上述之擔保構成關連交易，惟本公司於一九九七年獲聯交所豁免遵守有關關連交易的規定。

12. 儲備

	股份溢價 港幣百萬元	資本 贖回儲備 港幣百萬元	投資物業 重估儲備 港幣百萬元	投資 重估儲備 港幣百萬元	其它 資本儲備 港幣百萬元	盈餘儲備 港幣百萬元	總額 港幣百萬元
(甲) 公司及附屬公司							
二〇〇二年							
一月一日結存	7,735	7	36,156	(10)	(235)	9,003	52,656
已批准之去年股息	—	—	—	—	—	(1,223)	(1,223)
已行使之認股權	8	—	—	—	—	—	8
因出售非買賣證券而							
轉撥至損益賬中	—	—	—	3	—	—	3
因非買賣證券減值而							
轉撥至損益賬中	—	—	—	5	—	—	5
重估虧絀							
— 非買賣證券	—	—	—	(116)	—	—	(116)
重新分類	—	—	(3)	—	3	—	—
兌匯儲備／其它	—	—	—	—	(10)	—	(10)
是年保留盈利	—	—	—	—	—	1,316	1,316
二〇〇二年							
六月三十日結存	7,743	7	36,153	(118)	(242)	9,096	52,639
(乙) 聯營公司							
二〇〇二年							
一月一日結存	—	—	—	9	—	(467)	(458)
重估虧絀							
— 非買賣證券	—	—	—	(2)	—	—	(2)
是期分攤之虧損	—	—	—	—	—	(114)	(114)
二〇〇二年							
六月三十日結存	—	—	—	7	—	(581)	(574)
儲備總額							
二〇〇二年							
六月三十日	7,743	7	36,153	(111)	(242)	8,515	52,065
二〇〇一年							
十二月三十一日	7,735	7	36,156	(1)	(235)	8,536	52,198

9. 應收貿易及其它賬項

於二○○二年六月三十日此項目包括應收貿易賬項(扣除呆壞賬準備)及其賬齡的分析如下:

	30/06/2002 港幣百萬元	31/12/2001 港幣百萬元
零至三十日	**317**	442
三十一日至六十日	**170**	157
六十一日至九十日	**36**	41
九十日以上	**45**	52
	568	692

本集團有一既定的信貸政策。一般允許的信用期為零至六十日。預售物業之應收樓價則於實際落成當日收取。

10. 應付貿易及其它賬項

於二○○二年六月三十日此項目包括應付貿易賬項及其賬齡的分析如下:

	30/06/2002 港幣百萬元	31/12/2001 港幣百萬元
零至三十日	**153**	745
三十一日至六十日	**65**	99
六十一日至九十日	**71**	74
九十日以上	**264**	311
	553	1,229

11. 股本

	30/06/2002 股數 百萬	31/12/2001 股數 百萬	30/06/2002 港幣百萬元	31/12/2001 港幣百萬元
法定股本				
普通股,每股港幣一元	**3,600**	3,600	**3,600**	3,600
已發行及實收股本				
一月一日結存	**2,447**	2,446	**2,447**	2,446
行使認股權	**1**	1	**1**	1
六月三十日及十二月三十一日結存	**2,448**	2,447	**2,448**	2,447

7. 股息

(甲) 是期股息

	30/06/2002 港幣百萬元	30/06/2001 港幣百萬元
結算日後擬派發中期股息每股28.0仙 (二〇〇一年:每股28.0仙)	**685**	685

於結算日後擬派發中期股息並沒有在結算日確認為負債。

(乙) 去年之股息於是期批准

	30/06/2002 港幣百萬元	30/06/2001 港幣百萬元
去年的末期股息於是期批准每股50.0仙 (二〇〇一年:每股50.0仙)	**1,223**	1,223

8. 每股盈利

每股盈利乃根據是期之盈利港幣十二億零二百萬元(二〇〇一年:港幣十一億四千五百萬元)及是期內已發行普通股之加權平均數二十四億四千七百萬股(二〇〇一年:二十四億四千六百萬股)而計算。

每股攤薄盈利乃根據是期之盈利港幣十二億零二百萬元(二〇〇一年:港幣十一億四千五百萬元)及是期內就所有可攤薄盈利的潛在普通股的影響作出調整後的普通股的加權平均數二十四億四千七百萬股(二〇〇一年:二十四億四千六百萬股)計算。

截至二〇〇二年六月三十日止期間,未行使的認購權並未對每股盈利造成攤薄影響。

4. 其它扣除淨額

是期內其它扣除淨額包括為發展及作出售用途的物業作出港幣二億零四百萬元的撥備及為投資作出港幣四千三百萬元的減值撥備。

5. 所佔聯營公司盈利減虧損

在二〇〇一年及二〇〇二年度截至六月三十日的期間內，所佔聯營公司盈利減虧損主要包括就所佔碧堤半島物業發展的虧損作出的減值撥備。

6. 稅項

（甲） 香港利得稅準備，乃按照是期內為應課稅而作出調整之盈利以百分之十六（二〇〇一年：百分之十六）稅率計算。

（乙） 海外稅項乃按照對本集團徵稅之國家之適用稅率計算。

（丙） 綜合損益賬內稅項支出之組成如下：

	30/06/2002 **港幣百萬元**	30/06/2001 港幣百萬元
是期香港利得稅	**235**	199
以往年度香港利得稅項準備之低估	**47**	—
是期海外稅項	**8**	1
遞延稅項	**(7)**	(9)
	283	191
是期應佔聯營公司之香港利得稅	**2**	—
	285	191

（丁） 於資產負債表內，並無預期超過一年後才須繳納的應付稅項。

2. 營業額及營業盈利（續）

(乙) 營業盈利已扣除下列各項:

	30/06/2002 港幣百萬元	30/06/2001 港幣百萬元
折舊		
一 用作經營租賃的資產	**30**	22
一 其它資產	**496**	429
預付支出及備用節目的攤銷	**110**	65
攤銷商譽	**11**	11
員工成本，包括退休金計劃成本港幣五千八百萬元 (二○○一年:港幣五千八百萬元)	**991**	1,001
核數師酬金	**4**	4
是期出售物業之成本	**88**	546
及計入:		
租金收入減直接支出，包括或有租金港幣二千六百萬元 (二○○一年:港幣四千萬元)	**1,536**	1,525
利息收入	**86**	110
上市投資股息收入	**24**	18
非上市投資股息收入	**63**	10

3. 借貸成本

	30/06/2002 港幣百萬元	30/06/2001 港幣百萬元
利息:		
銀行借款及透支	**175**	402
其它攤還年期在五年內之借款	**147**	236
其它攤還年期超過五年之借款	**62**	92
其它借貸成本	**64**	13
	448	743
減:撥作資產成本	**(65)**	(111)
是期借貸成本淨值	**383**	632

是期本集團平均借貸成本的年息率為百分之三點八(二○○一年 ：百分之六點五)。

2. 營業額及營業盈利（續）

(甲) 分部資料(續)

附註：綜合計算時，已扣除的各分部相互間的收入包括：

	30/06/2002 港幣百萬元	30/06/2001 港幣百萬元 (重新編列)
地產投資	**90**	92
香港	**88**	89
酒店	**2**	3
通訊、媒體及娛樂	**44**	39
收費電視	**18**	15
互聯網及多媒體	**1**	—
有線寬頻	**19**	15
電訊	**20**	14
其它	**5**	10
物流	**8**	8
投資及其它	**93**	92
	235	231

經營地域分部

是期內按以上各項計算，本集團的運作逾90%乃源自香港。

2. 營業額及營業盈利

(甲) 分部資料

業務分部	分部收入 30/06/2002 港幣百萬元	分部收入 30/06/2001 港幣百萬元 (重新編列)	分部業績 30/06/2002 港幣百萬元	分部業績 30/06/2001 港幣百萬元 (重新編列)
地產投資	**2,286**	2,226	**1,608**	1,480
香港	**1,880**	1,819	**1,489**	1,395
中國	**105**	78	**24**	3
酒店	**301**	329	**95**	82
通訊、媒體及娛樂	**1,762**	1,463	**203**	97
收費電視	**877**	802	**154**	185
互聯網及多媒體	**246**	132	**31**	(51)
有線寬頻	**1,123**	934	**185**	134
電訊	**572**	463	**3**	(44)
其它	**67**	66	**15**	7
物流	**1,478**	1,552	**786**	809
貨櫃碼頭	**1,260**	1,375	**709**	768
其它	**218**	177	**77**	41
	5,526	5,241	**2,597**	2,386
地產發展	**99**	581	**3**	9
投資及其它	**186**	212	**65**	205
內部分部收入 *(附註)*	**(235)**	(231)	**–**	–
	5,576	5,803	**2,665**	2,600
未能分部收入及支出			**(126)**	(127)
營業盈利			**2,539**	2,473
借貸成本			**(383)**	(632)
其它扣除淨額				
地產發展			**(204)**	–
投資及其它			**(43)**	–
聯營公司				
地產發展			**(119)**	(167)
投資及其它			**7**	9
除税前盈利			**1,797**	1,683

1. 主要會計政策（續）

(丁) 會計實務準則第三十四條《僱員福利》

界定福利計劃是根據僱員的最後薪金和服務年資來計算福利。在以往年度，本集團向界定福利計劃作出的供款均在應向計劃支付有關款項的期間內，在損益賬扣除。供款額的計算基準為退休計劃資產的價值和對影響應計退休責任的精算現值的未來事件作出的估計，並且由合資格精算師按照每三年進行一次的估值和到達年齡法釐定。此計劃的資產是透過獨立管理的基金持有，並與本集團的資產分開。

集團於二〇〇二年一月一日採納會計實務準則第三十四條《僱員福利》。為符合此標準，界定福利計劃的退休福利支銷的金額以預計單位貸記法評估，並根據合格精算師的建議，按僱員服務年資攤分有關的定期開支，將退休福利支銷列入損益賬。退休福利責任以未來現金估計流出量，另參考年期相同的優質企業債券的市場回報，以計算其現值作為衡度基礎。計劃的資產價值按公平值計算，精算收益及損失按僱員尚餘平均服務年期列賬。上述轉變並無對綜合賬項造成重大的影響。

賬項附註

1. 主要會計政策

未經審核的綜合中期賬項乃根據香港會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司的證券上市規則附錄十六而編製。除如下所述的會計政策變動外，編製本中期賬項所採用的會計政策及計算方法與截至二〇〇一年十二月三十一日止年度的賬項一致。

(甲) 會計實務準則第一條(經修訂)《財務報表的呈報》

綜合權益轉變報表取代綜合已確認損益報表。

(乙) 會計實務準則第十一條(經修訂)《外幣換算》

海外業務的業績以是期內平均兑換率折算為港幣。在以往年度，海外業務的業績以結算日兑換率折算為港幣。上述轉變並無對綜合賬項造成重大的影響。

(丙) 會計實務準則第十五條(經修訂)《現金流量表》

現金流量的分類已作出修訂。

由二〇〇二年一月一日起，為了符合會計實務準則第十五條(經修訂)《現金流量表》的規定，本集團的現金及現金等價項目為銀行及手頭現金、銀行及其它財務機構的存款、短期而流動性極高的投資，這些投資可以在沒通知的情況下容易地換算為已知的現金數額及沒有重大價值轉變的風險，並在購入後三個月內到期。為編製現金流量表，現金及現金等價項目也包括須按要求償還及本集團現金管理中的銀行透支。本集團已追溯採用此會計政策。在調整以往年度的數字時，於二〇〇一年一月一日及二〇〇二年一月一日的現金及現金等價項目已重報並分別增加港幣二百萬元及港幣一千萬元。此外，若干呈報分類已作出調整，以符合會計實務準則第十五條(經修訂)的規定。

簡明綜合權益轉變報表

截至二〇〇二年六月三十日止六個月

	未經審核 30/06/2002 港幣百萬元	未經審核 30/06/2001 港幣百萬元
於一月一日總權益	**54,645**	57,950
未確認在綜合損益賬的虧損淨額	**(128)**	(123)
股東應佔集團盈利	**1,202**	1,145
去年的末期股息於是年批准	**(1,223)**	(1,223)
出售非買賣證券而將投資重估儲備轉撥至損益賬		
一 公司及附屬公司	**3**	103
一 聯營公司	**—**	(4)
因非買賣證券減值而將投資重估儲備轉撥至損益賬		
一 公司及附屬公司	**5**	—
出售附屬公司及聯營公司時轉撥至損益賬之商譽繳銷	**—**	301
	(13)	322
已行使之認股權	**9**	—
於六月三十日總權益	**54,513**	58,149

簡明綜合現金流量表

截至二〇〇二年六月三十日止六個月

	附註	未經審核 30/06/2002 港幣百萬元	未經審核 30/06/2001 港幣百萬元 (重新編列)
來自營業的現金流入淨額		**2,239**	527
投資業務現金流出淨額		**(2,589)**	(509)
融資現金流出淨額		**(581)**	(82)
現金及現金等價項目減少		**(931)**	(64)
匯率變動的影響		**(3)**	(2)
於一月一日現金及現金等價項目結存	1(丙)	**2,852**	2,213
於六月三十日現金及現金等價項目結存	1(丙)	**1,918**	2,147
現金及現金等價項目結存分析			
存款及現金		**1,918**	2,147

綜合資產負債表（續）

二〇〇二年六月三十日

	附註		未經審核 30/06/2002 港幣百萬元		經審核 31/12/2001 港幣百萬元
資本及儲備					
股本	11	**2,448**		2,447	
儲備	12	**52,065**		52,198	
			54,513		54,645
少數股東權益			**3,658**		3,730
非流動負債					
長期借款		**21,552**		17,019	
遞延稅項		**460**		467	
其它遞延借款		**369**		422	
			22,381		17,908
資本及非流動負債			**80,552**		76,283

綜合資產負債表
二〇〇二年六月三十日

	附註	未經審核 30/06/2002 港幣百萬元	未經審核 30/06/2002 港幣百萬元	經審核 31/12/2001 港幣百萬元	經審核 31/12/2001 港幣百萬元
非流動資產					
固定資產					
投資物業			58,175		57,147
其它物業、機器及設備			16,648		17,298
			74,823		74,445
商譽			408		419
長期存款			624		468
聯營公司			4,178		3,389
長期投資			1,372		1,088
遞延賬項			474		485
遞延項目			469		533
			82,348		80,827
流動資產					
存貨		2,620		2,882	
應收貿易及其它賬項	9	875		1,101	
有抵押存款		312		288	
上市債券		544		514	
存款及現金		1,918		2,852	
		6,269		7,637	
流動負債					
應付貿易及其它賬項	10	(4,413)		(5,125)	
短期貸款及透支		(2,031)		(6,874)	
稅項		(398)		(182)	
應付股息		(1,223)		—	
		(8,065)		(12,181)	
淨流動負債			(1,796)		(4,544)
資產總額減流動負債			80,552		76,283

綜合損益賬

截至二〇〇二年六月三十日止六個月

	附註	未經審核 30/06/2002 港幣百萬元	未經審核 30/06/2001 港幣百萬元
營業額	2	**5,576**	5,803
其它虧損淨額		**(1)**	(39)
		5,575	5,764
直接成本及營業費用		**(1,910)**	(2,247)
銷售及推銷費用		**(225)**	(233)
行政及公司費用		**(254)**	(284)
未扣除折舊、攤銷、利息及税項前的營業盈利		**3,186**	3,000
折舊及攤銷		**(647)**	(527)
營業盈利	2	**2,539**	2,473
借貸成本	3	**(383)**	(632)
營業盈利淨額		**2,156**	1,841
其它扣除淨額	4	**(247)**	—
所佔聯營公司盈利減虧損	5	**(112)**	(158)
除税前盈利		**1,797**	1,683
税項	6(丙)	**(285)**	(191)
除税後盈利		**1,512**	1,492
少數股東權益		**(310)**	(347)
股東應佔集團盈利		**1,202**	1,145
於結算日後擬派發中期股息	7	**685**	685
每股盈利			
基本	8	**港幣0.49元**	港幣0.47元
攤薄後	8	**港幣0.49元**	港幣0.47元

「核心業務創造穩固的經常性盈利」

集團業績概覽

- 未經審核的集團盈利為港幣十二億零二百萬元，較去年上升5.0%。
- 每股盈利為港幣四角九仙，較去年上升4.3%。
- 來自主要業務的經常性收益增加8.8%，達港幣二十五億九千七百萬元（二〇〇一年：港幣二十三億八千六百萬元）。

  地產投資 62%：港幣十六億零八百萬元，增加8.6%或港幣一億二千八百萬元。
  佔集團業務資產總值70%的海港城（包括酒店）及時代廣場，總營業盈利由港幣十三億零三百萬元上升8%或港幣一億零三百萬元至港幣十四億零六百萬元。

  物流 30%：港幣七億八千六百萬元，減少2.8%或港幣二千三百萬元。
  現代貨箱碼頭的營業盈利較二〇〇一年下跌港幣五千九百萬元，此乃由於馬士基曾在二〇〇一年上半年遷移其在東南亞的貨櫃業務而為現代貨箱碼頭帶來一項非重覆且一次性的盈利淨額貢獻所致。

  通訊、媒體及娛樂 8%：港幣二億零三百萬元，增加109.3%或港幣一億零六百萬元。
  有線寬頻的營業盈利錄得38%增長，達港幣一億八千五百萬元，九倉新電訊則轉虧為盈，由虧損港幣四千四百萬元扭轉至獲利港幣三百萬元。

- 借貸成本港幣三億八千三百萬元，減少39.4%或港幣二億四千九百萬元（二〇〇一年：港幣六億三千二百萬元）。
- 物業發展項目及證券（包括減值撇賬）錄得虧損港幣二億九千一百萬元，與此相比，二〇〇一年則為盈利港幣五千六百萬元。
- 資產淨值每股港幣22.27元。按現代貨箱碼頭的以往平均交易價格及有線寬頻於二〇〇二年六月三十日的市值計算的經調整資產淨值每股港幣27.16元。
- 負債對總資產比率為23.7%。按現代貨箱碼頭及有線寬頻經調整的價值計算的負債對總資產比率則為20.8%。

中期股息

董事會已宣布將於二〇〇二年十一月四日（星期一），派發截至二〇〇二年六月三十日止半年度的中期股息每股二角八仙（二〇〇一年：二角八仙），予在二〇〇二年十月二十一日名列股東登記冊內的股東。

九龍倉

始創於一八八六年



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二零零二年致股東中期報告書

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